Relevnt, Inc.

Financial Statements and Report

December 31, 2021 and 2020

Table of Contents



Independent Accountant's Review Report

Winder Hughes
Relevnt, Inc.
Ponte Vedra Beach, FL

We have reviewed the accompanying financial statements of Relevnt, Inc. (the company), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Relevnt, Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 10 to the financial statements, the company is pre-revenue and has relied on debt to fund the development of its application and ongoing operations and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.



Philip Debaugh, CPA

OWINGS MILLS, MD
June 16, 2022

Relevnt, Inc.
Balance Sheet (Unaudited)
As of December 31, 2021 and 2020

	Note	2021	2020
		$	$
Assets			
Current Assets			
Cash and cash equivalents	1.g	915,790	6,152
Total Current Assets		915,790	6,152
Noncurrent Assets			
Property, plant, and equipment	2	6,157	174
Intangible assets, net	3	605,737	681,454
Total Noncurrent Assets		611,894	681,628
Total Assets		1,527,684	687,780
Liabilities & Stockholders' Equity			
Liabilities			
Current Liabilities			
Accounts payable and accrued expenses	4	11,039	7,763
Debt, current	5	710,285	772,479
Convertible notes payable, current	6	1,452,674	1,996,959
Total Current Liabilities		2,173,998	2,777,201
Total Liabilities		2,173,998	2,777,201
Stockholders' Equity	7		
Common stock, authorized 30,000,000 shares; 13,365,580 and 6,862,516 shares issued and outstanding at December 31, 2021 and 2020; $0.00001 par value per share		134	69
Additional paid-in capital		6,898,534	3,059,366
Accumulated Deficit		(7,544,982)	(5,148,856)
Total Stockholders' Equity		(646,314)	(2,089,421)
Total Liabilities & Stockholders' Equity		1,527,684	687,780

Relevnt, Inc.

Statement of Income (Unaudited)

For the years ended December 31, 2021 and 2020

	Note	2021 $	2020 $
Operating Expenses			
Salaries and wages		135,891	-
Payroll taxes		14,206	-
Legal and other professional fees and services		728,129	322,130
Advertising and promotion		527,232	55,059
Communications and information technology		81,189	23,335
Rent		17,251	15,118
Memberships and licenses		32,003	3,025
Travel		7,067	5,841
Meals and entertainment		6,513	4,348
Automobile		2,800	8,500
Insurance		499	-
Office supplies		939	1,366
Repairs and maintenance	1.I	-	235
Charitable contributions and donations		200	-
Gifts		989	-
Intangible asset amortization	3	75,717	75,717
Depreciation	2	654	417
Other operating (income) expense		785	599
Total Operating Expenses		1,632,064	515,690
Operating Income (Loss)		(1,632,064)	(515,690)
Interest expense	5	(764,062)	(28,945)
Gain on domain name sale		-	5,998
Net Income (Loss)		(2,396,126)	(538,637)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Relevnt, Inc.
Statement of Stockholders' Equity (Unaudited)
For the years ended December 31, 2021 and 2020

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	$	$	$	$	$
Balance at January 1, 2020	6,862,516	69	3,059,366	(4,610,219)	(1,550,784)
Net income (loss)	-	-	-	(538,637)	(538,637)
Balance at December 31, 2020	6,862,516	69	3,059,366	(5,148,856)	(2,089,421)
Net income (loss)	-	-	-	(2,396,126)	(2,396,126)
Issuance of common stock	6,503,064	65	3,839,168	-	3,839,233
Balance at December 31, 2021	13,365,580	134	6,898,534	(7,544,982)	(646,314)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Relevnt, Inc.
Statement of Cash Flows (Unaudited)
For the years ended December 31, 2021 and 2020

	2021	2020
	$	$
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	(2,396,126)	(538,637)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation and amortization	76,371	76,134
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	3,276	(3,025)
Net Cash Provided by (Used in) Operating Activities	(2,316,479)	(465,528)
Cash Flows from Investing Activities		
Purchase of property, plant, and equipment	(6,637)	-
Cash Flows from Financing Activities		
Proceeds from issuance of debt	2,162,959	471,680
Repayment & conversion of debt	(2,769,438)	-
Proceeds from issuance of common stock	3,839,233	-
Net Cash Provided by (Used in) Financing Activities	3,232,754	471,680
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	909,638	6,152
Cash, cash equivalents, and restricted cash at beginning of year	6,152	-
Cash, Cash Equivalents, and Restricted Cash at End of Year	915,790	6,152

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Relevnt, Inc.
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

1. Summary of significant accounting policies

a. Nature of operations

Relevnt, Inc. (the Company) is a group messaging app with live, interactive podcasting where users connect and engage freely around the people and content they love. This is presented through the Company's "Live Now" conversation feed of pop-up chatrooms, which are uniquely personalized by timeframes, interests, and geolocation.

The Company is incorporated in the state of Delaware.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active

Relevnt, Inc.
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The fair values of assets approximate their carrying value due to the relatively short periods to maturity. The fair value of the Company's long-term debt approximates their carrying value as the terms and conditions are comparable to current market conditions or due in a relatively short period of time

e. Concentrations of credit risk

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

f. Recent accounting pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

g. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value.

h. Property, plant and equipment

i. Property, plant and equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The company's property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the company's assets. The company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets.

ii. Depreciation rates - table format

Depreciation is provided for using the straight-line method over the estimated useful lives as follows for the major classes of assets:

Computer Hardware	5 years
Furniture and Equipment	7 years

i. Internally developed software

The Company complies with FASB ASC 350-10, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, which requires that the Company expense computer software costs as they are incurred in the preliminary project stage. Once the application development phase has begun, the capitalization criteria has been met, and external direct costs of materials and services consumed in developing or obtaining internal-use computer software and the payroll and payroll related costs for employees who are directly associated with and who devote time to the internal-use computer software are capitalized. In addition, consulting fees related to the development are also capitalized. Any cost that improves the useful life of the asset will be capitalized.

The Company's internally developed software is amortized on a straight-line basis over a period of 15

Relevnt, Inc.
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

years.

j. Long-lived asset impairment

The Company reviews its long-lived assets, including property, plant and equipment and capitalized software for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the Company will record the asset at fair value and recognize an impairment loss in operating income.

At December 31, 2021, management was not aware of any other events or circumstances indicating the Company's long-lived assets would not be recoverable.

k. Income taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a calendar year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities

11

are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. The has Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The following table outlines the estimated balances in deferred tax assets of the Company at December 31, 2021 and 2020:

	2021	2020
	$	$
Deferred tax asset:	-	-
Net operating loss carryforward	7,437,165	5,041,039
Gross deferred tax asset	7,437,165	5,041,039
Valuation allowance	(7,437,165)	5,041,039
Deferred tax asset, net	-	-

l. Repairs and maintenance

Routine repairs and maintenance are expensed as incurred. Improvements and major repairs, which extend the useful life of an asset, are capitalized and depreciated.

m. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Property, plant, and equipment

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances at December 31 were as follows:

Relevnt, Inc.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

	2021	2020
	$	$
Furniture and fixtures	7,786	7,786
Computer Equipment	12,639	6,002
Total Cost	20,425	13,788
Total Accumulated Depreciation	(14,268)	(13,614)
Total	6,157	174

Depreciation expense for the years ended December 31, 2021 and 2020 was $654 and $417, respectively.

3. Internally developed software

The following is a summary of costs that have been capitalized as internally developed software and the related accumulated amortization for the years ended December 31, 2021 and 2020:

	2021	2020
	$	$
Contractor costs	1,135,756	1,135,756
Accumulated amortization	(530,019)	(454,302)
Internally developed software, net	605,737	681,454

4. Accounts payable and accrued liabilities

Accounts payable and accrued expenses consist of the following:

	2021	2020
	$	$
Accounts payable and accrued expenses		
Trade accounts payable	8,676	7,763
Accrued payroll and related benefits	2,363	-
Total	11,039	7,763

5. Current debt

All of the Company's debt has a maturity date of 1 year or less from the balance sheet debt and has consequently been classified as a current liability as of December 31, 2021 and 2020.

Relevnt, Inc.
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

Debt consists of the following promissory notes:

	2021	2020
	$	**$**
Promissory note dated June 15, 2021 at interest rate of 12% and maturity date of June 15, 2022	336,607	-
Promissory note dated December 31, 2021 at interest rate of 12% and maturity date of December 31, 2022	198,317	-
Promissory note dated June 15, 2021 at interest rate of 12% and maturity date of June 15, 2022	175,361	-
Promissory note dated December 31, 2020 at interest rate of 12% and maturity date of December 31, 2021	-	178,642
Promissory note dated August 19, 2020 at interest rate of 12% and maturity date of June 15, 2021	-	150,000
Promissory note dated December 31, 2019 at interest rate of 12% and maturity date of December 31, 2020	-	253,174
Promissory note dated December 31, 2019 at interest rate of 12% and maturity date of December 31, 2020	-	190,663
Total current debt	710,285	772,479

Interest expense for the years ended December 31, 2021 and 2020 was $764,062 and $28,945, respectively.

6. Convertible Notes Payable

During 2019 and 2020, the Company issued convertible notes payable for a total principal amount of $1,816,378. The convertible notes payable carry a 12% interest rate and mature in June 2021 and permit the holder to convert the principal and accrued but unpaid interest on the notes into shares of the Company's Common Stock at a price of $0.50 per share. On June 15, 2021, the principal and accrued interest of all convertible notes were converted to 4,551,952 shares of Common Stock.

During 2021, the Company issued a total of $1,452,674 in convertible notes to related parties. The convertible notes payable carry a 12% interest rate and mature in June 2022 and permit the holder to convert the principal and accrued but unpaid interest on the notes into shares of the Company's Common Stock at a price of $0.50 per share.

7. Stockholders' equity

Relevnt, Inc.
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

Under the articles of incorporation, the total number of Common Shares of stock that the Company shall have authority to issue is 30,000,000 shares with a $0.00001 par value per share.

As of December 31, 2021 and 2020 the total number Common Shares issued and outstanding was 13,365,580 and 6,862,516, respectively.

8. Related party transactions

In 2020, the founder, JW Hughes III and the JW Hughes Trust, loaned the company $232,500. During the year, the company made payments of $55,820 towards these related party loans. The balance of these loans as of 12/31/20 was $1,663,017. In 2021, JW Hughes III and the JW Hughes III Trust, loaned the company $75,800. During the year, the company made payments of $146,890 towards these related party loans. In addition, the company paid down $1,298,041 of these related party loans via the issuance of an additional 2,596,082 shares of common stock. The balance of these loans was $710,285 at 12/31/2021.

At 12/31/20, the company owed loans totaling $692,393 from these board members. All of these loans originated in 2019. There were no payments made toward these loans in 2020. In 2021, board members loaned the company $1,452,674. During 2021, the company paid down $861,557 of these related party loans via the issuance of an additional 1,723,114 shares of common stock. The balance of these loans from these board members totaled $1,462,674 at 12/31/2021.

9. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

10. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the year ended December 31, 2021 the Company incurred net losses of $2,261,398 (2020 - $538,637). The Company is pre-revenue and has relied on debt to fund the development and marketing of its app. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise additional capital through a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Relevnt, Inc.
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

11. Subsequent events

On June 13, 2022, the Company Board of Director's and it's related party lenders agreed to extend the maturity dates of all loans from related parties that existed at 12/31/21 to June 15, 2023.

On 2/4/22, the Company consummated a strategic content, promotions, and equity partnership with Mike Tyson to create exclusive content and promote Relevnt to global audiences.

Management evaluated all activity of the Company through June 16, 2022 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.